Code of Ethics

Rule 17j-1(a) under the 1940 Act makes it unlawful for any access person of a fund, in connection with the purchase or sale, directly or indirectly, by that person of a security held or to be acquired by the funds:

A.  To employ any device, scheme or artifice to defraud the fund;

B.  To make to the fund any untrue statement of a material fact or omit to state to the fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

C.  To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the fund; or

D.  To engage in any manipulative practice with respect to the fund.

Rule 17j-1(c) requires a fund to adopt a written code of ethics containing provisions reasonably necessary to prevent its access persons from engaging in any act, practice or course of business prohibited by Rule 17j-1(b). An access person is generally any director, officer or advisory person of a fund or of a fund’s investment advisor or any person who, during the regular course of his job, obtains information about the purchase, sale or recommendation of securities held or to be acquired by the fund. Rule 17j-1(c) also requires the fund to use reasonable diligence and institute procedures reasonably necessary to prevent violations of this code. Any violation of these codes of ethics must be reported to the Board at least quarterly.

Accordingly, the Board has approved a Code of Ethics for the Funds, FTA and FTP and has approved the Senior Officer Code of Conduct.

In addition, the Board has approved the Codes of Ethics for each Sub-Adviser, including all material amendments to such Codes of Ethics. The Senior Officer Code of Conduct is attached. FTA and FTP Code of Ethics are included in the Compliance Manual of each. Sub-Adviser Codes of Ethics are stored electronically by First Trust.